Exhibit 12.1

BNSF Railway Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$7,583	$6,779	$7,843	$7,041	$6,683
Add:
Interest and other fixed charges, excluding capitalized interest	43	50	35	44	57
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	182	190	199	199	188
Distributed income of investees accounted for under the equity method	7	6	14	7	7
Amortization of capitalized interest	5	4	4	3	2
Less:
Equity in earnings of investments accounted for under the equity method	136	16	16	16	14
Total earnings available for fixed charges	$7,684	$7,013	$8,079	$7,278	$6,923
Fixed charges:
Interest and fixed charges	$65	$76	$69	$74	$86
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	182	190	199	199	188
Total fixed charges	$247	$266	$268	$273	$274
Ratio of earnings to fixed charges	31.11x	26.36x	30.15x	26.66x	25.27x

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